FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 11, 2006	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

This report on Form 6-K is incorporated by reference into Registration Statement No 333-133919 filed with the Securities and Exchange Commission.

At the annual ordinary and extraordinary meeting of the shareholders of Alcatel held on September 7, 2006, the company’s shareholders approved all of the proposed resolutions related to the merger with Lucent Technologies Inc. Lucent stockholders approved the merger at the Lucent stockholders’ meeting held the same day.
The Alcatel shareholders’ meeting also approved the payment of a dividend of Euro 0.16 per Alcatel ordinary share or Alcatel ADS comprising the capital of the company on December 31, 2005 and which is entitled to dividends as of January 1, 2005. The dividend will be paid in cash as of September 11, 2006.